UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

HEARTWARE INTERNATIONAL, INC.

(Name of Subject Company (Issuer))

MEDTRONIC ACQUISITION CORP.

a wholly-owned subsidiary of

MEDTRONIC, INC.

a wholly-owned subsidiary of

MEDTRONIC PUBLIC LIMITED COMPANY

(Name of Filing Persons (Offerors))

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

422368100

(CUSIP Number of Class of Securities)

Keyna P. Skeffington, Esq.

Medtronic, Inc.

710 Medtronic Parkway

Minneapolis, Minnesota 55432

(763) 514-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Christopher Comeau

Paul Kinsella

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

Telephone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$1,066,144,449.00	$107,361.00

*	Calculated solely for purposes of determining the filing fee. The calculation of the transaction value is determined by adding the sum of (i) 17,552,633 shares of common stock, par value $0.001 per share, of HeartWare International, Inc. (“HeartWare”) multiplied by the offer price of $58.00 per share, (ii) 730,656 shares subject to issuance upon settlement of outstanding restricted stock units multiplied by the offer price of $58.00 per share and (iii) the net offer price for 218,518 shares issuable pursuant to outstanding options with an exercise price less than $58.00 per share (which is calculated by multiplying the number of shares underlying such outstanding options by an amount equal to $58.00 minus such applicable strike price). The calculation of the filing fee is based on information provided by HeartWare as of June 24, 2016.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2016, issued August 27, 2015, by multiplying the transaction valuation by 0.0001007.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the Tender Offer by Medtronic Acquisition Corp. (“Purchaser”), a wholly-owned subsidiary of Medtronic, Inc. (“Parent”), itself a wholly-owned subsidiary of Medtronic plc (“Medtronic”), for all of the outstanding shares of common stock, par value $0.001 per share, of HeartWare International, Inc. (“HeartWare”) at a price of $58.00 per share, paid to the seller in cash, without interest, subject to any required withholding of taxes, upon the terms and conditions set forth in the Offer to Purchase, dated July 26, 2016 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.” This Schedule TO is being filed on behalf of Medtronic, Parent and Purchaser.

The information set forth in the Offer to Purchase, including Annex I thereto, and the related Letter of Transmittal is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet

The information set forth in the Offer to Purchase under the caption “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information

(a) Name and Address. The name, address and telephone number of the subject company’s principal executive offices is:

HeartWare International, Inc.

500 Old Connecticut Path, Building A

Framingham, Massachusetts 01701

(508) 739-0950

(b)-(c) Securities; Trading Market and Price. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Introduction”

“The Tender Offer—Section 6—Price Range of the Shares; Dividends on the Shares”

Item 3.	Identity and Background of Filing Person

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated hereby by reference:

“The Tender Offer—Section 9—Information Concerning Medtronic, Parent and Purchaser”

“ANNEX I—Directors and Executive Officers of Medtronic, Parent and Purchaser”

Item 4.	Terms of the Transaction

(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Tender Offer—Section 9—Information Concerning Medtronic, Parent and Purchaser”

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Tender Offer—Section 11—Background of the Offer; Contacts and Transactions with HeartWare”

“The Tender Offer—Section 12—Purpose of the Offer; the Merger Agreement; Confidentiality Agreement; Plans for HeartWare; Extraordinary Corporate Transactions; Appraisal Rights; Going-Private Transactions”

Item 6.	Purposes of the Transaction and Plans or Proposals

(a) Purposes. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“The Tender Offer—Section 12—Purpose of the Offer; the Merger Agreement; Confidentiality Agreement; Plans for HeartWare; Extraordinary Corporate Transactions; Appraisal Rights; Going-Private Transactions”

(c)(1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Tender Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations; Convertible Notes”

“The Tender Offer—Section 12—Purpose of the Offer; the Merger Agreement; Confidentiality Agreement; Plans for HeartWare; Extraordinary Corporate Transactions; Appraisal Rights; Going-Private Transactions”

“The Tender Offer—Section 13—Dividends and Distributions”

Item 7.	Source and Amount of Funds or Other Consideration

(a), (b) and (d) Source of Funds; Conditions; and Borrowed Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Tender Offer—Section 10—Source and Amount of Funds”

Item 8.	Interest in Securities of the Subject Company

(a) and (b) Securities Ownership; Securities Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“The Tender Offer—Section 9—Information Concerning Medtronic, Parent and Purchaser”

“ANNEX I—Directors and Executive Officers of Medtronic, Parent and Purchaser”

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“The Tender Offer—Section 16—Fees and Expenses”

Item 10.	Financial Statements

(a) and (b) Financial Information and Pro Forma Information. Not applicable.

Item 11.	Additional Information

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Tender Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations; Convertible Notes”

“The Tender Offer—Section 11—Background of the Offer; Contacts and Transactions with HeartWare”

“The Tender Offer—Section 12—Purpose of the Offer; the Merger Agreement; Confidentiality Agreement; Plans for HeartWare; Extraordinary Corporate Transactions; Appraisal Rights; Going-Private Transactions”

“The Tender Offer—Section 15—Legal Matters”

(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 26, 2016.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Summary Advertisement as published in The Wall Street Journal on July 26, 2016.

(a)(1)(F)	Joint Press Release issued by Medtronic plc and HeartWare International, Inc., dated June 27, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Medtronic plc, Medtronic, Inc. and Medtronic Acquisition Corp. with the Securities and Exchange Commission on June 27, 2016).

(a)(1)(G)	HeartWare Employee Presentation, dated June 27, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Medtronic plc, Medtronic, Inc. and Medtronic Acquisition Corp. with the Securities and Exchange Commission on June 27, 2016).

(a)(1)(H)	HeartWare Employee Communication, dated July 20, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Medtronic plc, Medtronic, Inc. and Medtronic Acquisition Corp. with the Securities and Exchange Commission on July 21, 2016).

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of June 27, 2016, by and among Medtronic, Inc., Medtronic Acquisition Corp. and HeartWare International, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by HeartWare International, Inc. with the Securities and Exchange Commission on June 27, 2016).

(d)(2)	Confidential Disclosure Agreement, dated as of January 19, 2016, by and between Medtronic, Inc. and HeartWare, Inc.

(g)	None.

(h)	None.

Item 13.	Information Required by Schedule 13E-3

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2016

MEDTRONIC ACQUISITION CORP.

By:	/s/ Matthew J. Nicolella
Name:	Matthew J. Nicolella
Title:	Vice President

MEDTRONIC, INC.

By:	/s/ Christopher Cleary
Name:	Christopher Cleary
Title:	Vice President, Corporate Development

MEDTRONIC PUBLIC LIMITED COMPANY

By:	/s/ Keyna P. Skeffington
Name:	Keyna P. Skeffington
Title:	Assistant Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 26, 2016.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Summary Advertisement as published in The Wall Street Journal on July 26, 2016.

(a)(1)(F)	Joint Press Release issued by Medtronic plc and HeartWare International, Inc., dated June 27, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Medtronic plc, Medtronic, Inc. and Medtronic Acquisition Corp. with the Securities and Exchange Commission on June 27, 2016).

(a)(1)(G)	HeartWare Employee Presentation, dated June 27, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Medtronic plc, Medtronic, Inc. and Medtronic Acquisition Corp. with the Securities and Exchange Commission on June 27, 2016).

(a)(1)(H)	HeartWare Employee Communication, dated July 20, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Medtronic plc, Medtronic, Inc. and Medtronic Acquisition Corp. with the Securities and Exchange Commission on July 21, 2016).

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of June 27, 2016, by and among Medtronic, Inc., Medtronic Acquisition Corp. and HeartWare International, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by HeartWare International, Inc. with the Securities and Exchange Commission on June 27, 2016).

(d)(2)	Confidential Disclosure Agreement, dated as of January 19, 2016, by and between Medtronic, Inc. and HeartWare, Inc.

(g)	None.

(h)	None.